SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 – Funcionários
Cep: 30.140-170 – Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
NATIONAL CORPORATE TAXPAYER REGISTRATION (CNPJ/MF):
02.558.154/0001 -29
STATE REGISTRATION (NIRE): 3130002551-9
PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL
SHAREHOLDERS’ MEETING
held on October 29, 2007

Date, time and place:

On October 29, 2007, at 11:00 a.m., at the registered office of Tele Norte Celular Participações S.A. (“Tele Norte” or “Company”), in the City of Belo Horizonte, Minas Gerais, at Rua Levindo Lopes, 258, Funcionários.

Call Notice:

All shareholders of Tele Norte were called pursuant to the Call Notice published in the issues of the Official Gazette of the State of Minas Gerais published on September 28 and 29, 2007, and October 2, 2007, and in the issues of the newspaper Valor Econômico published on September 28, 2007 and October 1 and 2, 2007, pursuant to the terms of Section 124, 1st paragraph, Item II, of Law No. 6,404/76.

Attendance:

Present shareholders representing more than 2/3 of the capital stock of Tele Norte, pursuant to the signatures provided for in the Shareholders’ Book of Attendance. The President of the Audit Committee of the Company, Mr. José Arthur Escodro, was also present.

Presiding Board:

The Extraordinary General Shareholders’ Meeting was settled by Mr. Adriano Salviato Salvi, in the capacity of attorney-in-fact of Mr. André Machado Mastrobuono, Chief Executive Officer, Chief Financial Officer and Investors Relations Officer of the Company (Exhibit 01). Next, Mr. Adriano Salviato Salvi took hold of the Chairman position and invited Mrs. Carolina Simões Cardoso to be the Secretary of this Meeting.

This page makes up the Minutes of Extraordinary General Shareholders’ Meeting of Tele Norte Celular Participações S.A.
held on October 29, 2007, at 11:00 a.m.

Agenda:

1. To resolve on the amendment of Article 5 of Company’s Bylaws in order to adjust it to the composition of the capital stock after the stock grouping, approved in the Extraordinary General Shareholders’ Meeting held on July 12, 2007, pursuant to the Executive Board’s proposal.

Resolutions:

Released the agenda’s reading, it was unanimously resolved by the shareholders present that the minutes of this Meeting would be drawn up in the form of a summary, pursuant to the provisions of Section 130, 1st Paragraph, of Law No. 6,404/76, being allowed the right to present votes and challenges that, after being received by the Presiding Board, shall be filed at the Company’s registered office.

Initially, the Chairman acknowledged receipt of the copy of the Minutes of the Previous Meeting of the Subscribers of the Shareholders’ Agreement of Newtel Participações S.A., held on October 24, 2007, at 9 a.m. (Exhibit 2), and copy of the Minutes of the Extraordinary General Shareholders’ Meeting of Telpart Participações S.A., held on October 26, 2007, at 10 a.m. (Exhibit 03), which include the voting instructions to be followed in this conclave by the representatives of shareholder Telpart Participações S.A.

Regarding the sole item of the agenda, the Chairman noted the favorable opinion of the Audit Committee of the Company regarding the amendment to Section 5 of its Bylaws, pursuant to the provisions of the minutes of the meeting of that collegiate held on October 2, 2007.

Next, the Chairman started to resolve on the sole item of the agenda, and the amendment to Section 5 of the Bylaws of Tele Norte Participações was unanimously approved by the shareholders present, in order to adjust it to the composition of the capital stock after the stock grouping, approved in the Extraordinary General Shareholders’ Meeting held on July 12, 2007, pursuant to the Executive Board’s proposal (Exhibit 04).

Due to such resolution, Section 5 of the Company’s Bylaws shall be valid with the following wording:

“Article 5 – The fully paid up subscribed capital stock is R$ 84.850.577,76 (Eighty four million, eight hundred and fifty thousand, five hundred and seventy seven Reais and seventy six cents), represented by 6.701.682 (six million, seven hundred and one thousand, six hundred and eighty two) stocks, being 2,492,476 (two million, four hundred and ninety two thousand, four hundred and seventy six) common shares,

This page makes up the Minutes of Extraordinary General Shareholders’ Meeting of Tele Norte Celular Participações S.A.
held on October 29, 2007, at 11:00 a.m.

and 4.209.206 (four million, two hundred and nine thousand, two hundred and six) preferred shares, all nominative, without par value”.

The Chairman noted that the above mentioned documents shall be filed at the Company’s registered office.

Adjournment:

As there was nothing else to be discussed, Chairman offered the floor to those persons present and as no one stepped up, the session was terminated and the minutes was drawn up. After it was read, agreed with and deemed compliant, it was executed by the shareholders present, by the Chairman and by the Secretary. It was authorized the publication of this minutes without the signature of the shareholders present, pursuant to the terms of Section 130, 2nd Paragraph, of Law no. 6,404/76.

Belo Horizonte, MG, October 29, 2007.

Adriano Salviato Salvi	Carolina Simões Cardoso
President	Secretary

Shareholders present:

Telpart Participações S.A.
(by proxy Carolina Simões Cardoso, CPF 084.405.457 -70)

Dimensional Emerging Markets Fund Inc.
(by proxy George Washington Tenório Marcelino, CPF 002.759.568 -49)

The Emerging Markets Series of DFA Inv. Trust Co.
(by proxy George Washington Tenório Marcelino, CPF 002.759.568 -49)

Capital Guardian Emerging Markets Equity DC Master Fund
(by proxy George Washington Tenório Marcelino, CPF 002.759.568 -49)

Capital Guardian Emerging Markets Equity Master Fund
(by proxy George Washington Tenório Marcelino, CPF 002.759.568 -49)

This page makes up the Minutes of Extraordinary General Shareholders’ Meeting of Tele Norte Celular Participações S.A.
held on October 29, 2007, at 11:00 a.m.

Capital Guardian Emerging Markets Restricted Equity Fund
(by proxy George Washington Tenório Marcelino, CPF 002.759.568 -49)

Capital Guardian Emerging Markets Equity DC Master Fund
(by proxy George Washington Tenório Marcelino, CPF 002.759.568 -49)

Capital Int. Emerging Markets Fund
(by proxy George Washington Tenório Marcelino, CPF 002.759.568 -49)

Emerging Markets Growth Fund Inc.
(by proxy George Washington Tenório Marcelino, CPF 002.759.568 -49)

Capital Guardian Em. Markets Eq. Fund
(by proxy George Washington Tenório Marcelino, CPF 002.759.568 -49)

This page makes up the Minutes of Extraordinary General Shareholders’ Meeting of Tele Norte Celular Participações S.A.
held on October 29, 2007, at 11:00 a.m.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.